Exhibit 99.1

BiondVax Announces Upcoming Expiration of Public Warrants

Jerusalem, Israel – May 4, 2020 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), developer of the universal influenza vaccine candidate M-001, today published a reminder that its publicly traded warrants (traded on Nasdaq under the symbol BVXVW) will expire, according to their terms, on May 15, 2020. Warrants issued to underwriters in connection with our initial public offering in the United States will expire on May 11, 2020.

As previously announced by the Company, holders of warrants may exercise their warrants on a cash or cashless exercise basis.

In order to exercise the warrants, brokers must deliver, on or before 5:00 PM (ET) on May 15, 2020 (or May 11, 2020 for holders of warrants issued to underwriters), the completed Warrant Exercise Form to the Company's transfer agent, Computershare. For warrants being exercised on a cash basis, holders must also deliver payment of the exercise price of $6.25 per ADS for the number of public warrants being exercised plus applicable issuance fees. For warrants being exercised on a cashless basis, holders must note on the Warrant Exercise Form that the warrants are being exercised on a cashless basis and deliver payment of applicable issuance fees.

For additional information and copies of the exercise forms, please contact:

CorporateActionsUS@computershare.com

Computershare

Voluntary Corporate Actions

150 Royall Street, Suite V

Canton, MA 02021

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 7 completed Phase 1/2 and Phase 2 clinical trials enrolling 818 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. For more information, please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, risks relating to the COVID-19 (coronavirus) pandemic, including a risk of delay in the availability of the top line results from our pivotal clinical efficacy Phase 3 trial for M-001, the prosecution, timing and results of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. We undertake no obligation to revise or update any forward-looking statement for any reason.

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